Exhibit 3

                                                     July 7, 1997



Mr. John Trousdale

Director
Merrill Lynch & Co.
World Financial Center
North Tower - 30th Floor
New York, New York 10281-1330

                           Re: XPEDITE SYSTEMS, INC.

Dear Mr. Trousdale:

               We are pleased to submit a firm offer (the "Offer") to acquire Xpedite Systems, Inc. (the "Company"). The principal terms of our Offer are as follows:

1. PURCHASE PRICE. We are prepared to offer each stockholder of the Company (other than certain members of management and principal stockholders who, as explained below, will "roll over" a portion of their shares) $22.50 per share of common stock in consideration of the acquisition by us of the Company. Holders of options and warrants to purchase common stock of the Company will receive such amount, net of any applicable exercise price. Our purchase price will increase or decrease on a "dollar-for-dollar" basis to the extent that the combined purchase price of Xpedite Systems Ltd. and Xpedite Systems GmbH is less than or more than, as applicable, $93 million, as outlined in your bid instructions.

2.        ASSUMPTIONS  REGARDING  XPEDITE SYSTEMS LTD. AND XPEDITE SYSTEMS GMBH.
          As requested, we have assumed for purposes of our Offer that the combined purchase price for Xpedite Systems Ltd. and Xpedite Systems GmbH (the "Foreign Affiliates") will be $93 million. We have obtained commitments to finance such acquisitions as described in paragraph 4 below.

3. ACQUISITION AGREEMENT. We enclose a copy of the Acquisition Agreement submitted to us, marked to show proposed changes. We would be prepared to promptly execute the Acquisition Agreement in the form enclosed, provided that any schedules not included in the draft Acquisition Agreement are satisfactory to us.

               As you will see, we have made structural  changes to the proposed transaction which do not change the economic benefits to be realized by the stockholders of the Company; our mark-up does not provide for a tender offer or a holding company structure. The changes are principally designed to permit the Company to use "recap accounting" for purposes of reflecting the transaction in its financial statements. To accomplish this, we will set up a transitory entity

          ("Acquisition Corp."), which will be owned by UBS Partners LLC ("UBS Partners") and affiliates of Fenway Partners, Inc. ("Fenway Partners"); the acquisition of the Company will be effected by a merger of Acquisition Corp. with and into the Company. Immediately prior to the merger, shares of common stock of the Company held by the members of management signing this letter and a portion of the shares (having a value of approximately $5 million, valued at our offer price) held by David Epstein, Robert Epstein, and/or Stuart Epstein, and by affiliates of Patricof & Co. Ventures, Inc. will need to be converted into a new class of common stock ("New Common Stock"); UBS Partners and affiliates of Fenway Partners will purchase a portion of each such management member's New Common Stock. In the merger, all New Common Stock will be "rolled over" -- that is, converted into common stock of the surviving corporation -- and all other common stock of the Company will be converted into the right to receive $22.50 per share in cash. We would be pleased to discuss the basis for these structural changes with you if you wish further clarification.

4. SOURCES OF FINANCING. We have arranged all necessary financing for the Offer. Sources of financing include committed bank financing provided by Goldman Sachs Credit Partners L.P. and Union Bank of Switzerland, bridge financing provided by Union Bank of Switzerland and subordinated debt financing provided by UBS Securities LLC. UBS Partners and Fenway Partners will provide the remainder of the funds in the form of equity. UBS Partners ($800 million of committed equity capital) and Fenway Partners ($527 million of committed equity capital) have available to them sufficient funding for the equity component of the transaction and both have reputations for successfully concluding transactions of this type. Commitment letters with respect to the financing are enclosed.

5.        DUE DILIGENCE. We have completed our material due diligence.

6. NECESSARY APPROVALS. UBS Partners and Fenway Partners have received internal approvals necessary to make the Offer and to consummate the transaction on the terms contained herein and in the Acquisition Agreement. Our markup of the Acquisition Agreement identifies regulatory approvals, required consents and material conditions to consummation of the acquisition of the Company. In addition, prior to signing the Acquisition Agreement, we will require a waiver by the Company of the application of Section 203 of the Delaware General Corporation Law and receipt by UBS Partners and affiliates of Fenway Partners of lock-up agreements from the principal management and other stockholders identified in paragraph 3 above. Those lock-up agreements will be in form customary for public acquisitions and will include proxies to vote for and approve the transactions required to consummate our Offer; the agreements will also contain provisions binding the parties to take actions necessary to implement the conversion of shares into New Common Stock and the "roll over" of stock described in paragraph 3 above.

7. TIME TO CLOSE. We would expect that the timing of consummation of the transactions will be determined by the actions required to prepare and gain clearance from the Securities and Exchange Commission of a merger proxy statement to be submitted to the Company's stockholders for their approval of the transactions. We are prepared to proceed expeditiously. Upon execution of the Acquisition Agreement, we and our counsel will immediately begin to work with the Company and its counsel to prepare the proxy statement and seek to hold a meeting of the Company's stockholders at the earliest practicable time.

8. EFFECT OF THIS LETTER. This letter is not a binding contract. The parties will be jointly bound only in accordance with the terms and conditions contained in executed definitive agreements.

               We appreciate the opportunity to present this offer to you and would be pleased to discuss it further with you. If you have any questions please call Michael Greene, Managing Director at UBS Partners ((212) 821-6380), James A. Breckenridge, Vice President at UBS Partners ((212) 821-6324), Russell
W. Steenberg, Managing Director at Fenway Partners ((212) 698-9441) or Roy B. Andersen, Jr., President and Chief Executive Officer of the Company ((908) 389-3900).

               Our Offer will remain open through 5:00 p.m. EDT on Monday, August 4, 1997 (the "Expiration Date"); provided, that it will expire at 5:00 p.m. EDT on July 11, 1997, unless prior to that time the Company has rejected all other offers it has received (and confirmed to us in writing that it has done so), has agreed in writing not to solicit any further offers and to promptly notify us of any inquiries or offers you or it may receive concerning the acquisition of all or a portion of the capital stock or assets of the Company and, subject to the fiduciary duties of the Company's directors, has made arrangements for us to have exclusive rights to negotiate with the Foreign Affiliates and their shareholders through the Expiration Date with respect to the acquisition of the Foreign Affiliates.

                  We look forward to your favorable response.

                                 Very truly yours,


                                 UBS PARTNERS LLC


                                    /s/ James Breckenridge
                                 By:-----------------------------------
                                    Name: James Breckenridge
                                    Title: Vice President


                                    /s/ Michael Greene
                                 By:-----------------------------------
                                    Name: Michael Greene
                                    Title: Managing Director



                                 FENWAY PARTNERS, INC.

                                    /s/ Russell W. Steenberg
                                 By:-----------------------------------
                                    Name: Russell W. Steenberg
                                    Title: Managing Director


                                 /s/ Roy B. Andersen, Jr.
                                 ---------------------------------------
                                 Roy B. Andersen, Jr.


                                 /s/ Robert S. Vaters
                                 ---------------------------------------
                                 Robert S. Vaters


                                 /s/ Max Slifer
                                 ---------------------------------------
                                 Max Slifer


                                 /s/ Dennis Schmaltz
                                 ---------------------------------------
                                 Dennis Schmaltz


                                 /s/ Vincent DeVita
                                 ---------------------------------------
                                 Vincent DeVita


cc:      Robert Chefitz
         Philip A. Campbell
         Neil Torpey, Esq.